August 13, 2010
Via Edgar
Mr. Mark Webb, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Citizens Republic Bancorp, Inc. (“Citizens”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-33063
Dear Mr. Webb:
We are submitting by direct electronic transmission the following responses to the comment letter dated July 26, 2010 to Ms. Lisa T. McNeely from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.
To assist your review, we have retyped the text of the Staff’s comments (in italics) above our responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	In several of your responses to our comment letter dated May 19, 2010, you have indicated that you will provide additional disclosures in your next Form 10-K. We believe the requested information is important for investors to have and that such information was omitted from past filings; therefore, please provide the previously requested information in your next Form 10-Q as possible.
Citizens’ Response:
As requested, we have, where possible, incorporated the proposed revisions from our June 11, 2010 response (in some cases, modified in light of the differing periods) in our June 30, 2010 Form 10-Q under the following captions:
Comment 1 — Management’s Discussion and Analysis of Financial Condition and
Results of Operations (“MD&A”) — Subsequent Events (page 35) and
Part II Other Information — Item 5. Other Information (pages 57 and 58)
Comment 2 — MD&A — Subsequent Events (page 35)
Part II Other Information — Item 1A. Risk Factors (pages 54-56),
— Item 3. Defaults Upon Senior Securities (page 57),
— Item 5. Other Information (pages 57 and 58), and
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— as applicable elsewhere in the MD&A
Comment 3 — MD&A — Selected Quarterly Information (page 28)
— Use of Non-GAAP Financial Measures (pages 32 — 34)
— Summary (page 35)
— Capital ratios table (page 50)
Comment 4 — MD&A — Use of Non-GAAP Financial Measures (pages 32 — 34)
Comment 5 — Note 16. Discontinued Operations (pages 26 and 27)
Comment 6 — MD&A — Underwriting (pages 42 — 44)
Comment 7 — MD&A — Credit Quality (page 46)
Comment 8 — MD&A — Credit Quality (pages 47 — 49)
Comment 9 — MD&A — Credit Quality — Specific Allocated Allowance (page 48)
Comment 10 — MD&A — Credit Quality (pages 47 and 48)
Comment 11 — MD&A — Credit Quality (table on page 48)
Comment 12e — Note 5. Goodwill (page 12)
Note: the response to comment 12d will be addressed in our 2010
Annual Report on Form 10-K in MD&A-Critical Accounting Policies.
Comment 13 — will be addressed in our 2010 Annual Report on Form 10-K in
Note 1. Summary of Significant Accounting Policies — Securities
Purchased Under Agreements to Resell and Securities Sold Under
Agreements to Repurchase (remove “generally” from the first sentence)
Comment 14 — no additional disclosure necessary
Comment 15 — unredacted copy of Exhibit 10.45 attached as an exhibit to our Form 10-Q
Pre-Tax Pre-Provision Core Operating Earnings, page 32
2.	Please refer to your response to comment 3 of our letter dated May 19, 2010. We note, for instance, that in the proposed revisions in response to comment 4 of that same letter that in the heading of the pre-tax pre-provision profit measure that you have not clearly marked the measure as non-GAAP. We also note that within that write-up there is no reference to the fact that this is a non-GAAP measure. We reissue comment 3 of our May 19, 2010 comment letter. Please label all non-GAAP measures as such wherever presented and provide a cross-reference to the reconciliation of them to their nearest GAAP measure.
Citizens’ Response:
We have labeled all non-GAAP items as such in the narrative and applicable tables under the headings MD&A — Use of Non-GAAP Financial Measures (pages 32-34), — Summary (page 35), and Capital ratios table (page 50) in our June 30, 2010 Form 10-Q. We are unable to conclude that net interest margin is necessarily a non-GAAP financial measure because a similar amount is required to be disclosed in the bank’s call reports (which would exclude it from the definition of non-GAAP financial measure pursuant to Item 10(e)(5) of Reg. S-K.) However, we have observed that many of Citizens’ peers disclose the information required by Item 10(e) as if it is a non-GAAP financial measure. Consistent with the way our peers disclose net interest margin, we have not labeled net interest margin as non-GAAP in the tables on pages 28, 34, 36 and 37, but have labeled it as such in the narrative disclosure on pages 32 and 33 and have provided the narrative discussion called for by Item 10(e) in an effort to provide investors with more complete information regarding this measure.
Citizens Republic Bancorp, Inc.

3.	Please refer to your response to comment 4 of our letter dated May 19, 2010 and address the following:
•	You state that pre-tax pre-provision profit (PTPP) allows and investors and others to better understand underlying trends separate from the volatility and market specific economic pressures on your loan and securities portfolio. It is not clear how you are able to separate economic factors from your performance since those very factors drive your performance. It seems separating them provides an arbitrary measure as of a date that will not compare to the same measure at another date unless the economic factors on that other date are exactly the same, which seems highly unlikely. Please revise to provide an expanded discussion of why you believe separating market specific economic pressures from your loan and securities portfolio, considering that those pressures drove the results of your portfolios, and to further discuss why PTPP offers any comparability between periods on a consistent basis, considering the constant changing a nature of these economic factors.
Citizens’ Response:
As requested, we have modified and expanded the disclosure in response to the Staff’s comment in the second paragraph under MD&A — Pre-tax Pre-Provision Profit of the June 30, 2010 Form 10-Q on pages 32 and 33. The disclosure reads as follows:
While Citizens acknowledges that the income tax (benefit) expense, the provision for loan losses, and the excluded items identified above are recurring expenses, Citizens believes that PTPP is a useful financial measure as it enables investors and others to assess its earnings power irrespective of where it is relative to the credit cycle. Presenting PTPP provides investors with information to better understand Citizens’ ability to generate sufficient capital to cover credit losses and other credit-related and/or impairment charges through the peak of the credit cycle. As recent results for the banking industry demonstrate, loan charge-offs, related credit provision, and credit writedowns can vary significantly from period to period, making a measure that helps isolate the impact of credit costs on profitability all the more important to investors. The “Credit Quality” section of this report isolates the challenges and issues related to the credit quality of Citizens’ loan portfolio and their impact on Citizens’ earnings as reflected in the provision for loan losses.

•	To the extent you continue to disclose this measure, please revise to provide an expanded discussion of the procedures used to ensure that this is “calculated appropriately”, defining what you mean by the term “appropriately”, and to ensure that your performance is properly reflected to facilitate consistent period-to-period comparisons. Discuss, for instance, how you are able to capture and quantify changes in economic pressures between periods such that this measure is able to provide relevant information. Further, clearly disclose how the related measure is defined for compensation purposes.
Citizens’ Response:
As requested, we have clarified the disclosure regarding what we mean by “calculated appropriately” in response to the Staff’s comment in our June 30, 2010 Form 10-Q in the
Citizens Republic Bancorp, Inc.

lead-in paragraph under MD&A — Use of Non-GAAP Financial Measures on page 32. The disclosure reads as follows:
To mitigate these limitations, Citizens has procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and to ensure that Citizens’ performance is properly reflected to facilitate consistent period-to-period comparisons. Although Citizens believes the above non-GAAP financial measures disclosed in this report enhance investors’ understanding of its business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.
In addition, the language in the third paragraph under MD&A — Pre-tax Pre-Provision Profit of the June 30, 2010 Form 10-Q on page 33 has been revised to clarify that PTPP as used for compensatory purposes is defined in the same way as disclosed in the Form 10-Q.
•	Please revise to quantify the amount of compensation based on this measure for the periods presented and discuss the fact that such compensation was designed such that it does not fluctuate with management’s performance at managing loan losses, securities impairments, or other asset impairments.
Citizens’ Response:
As requested, we have modified and expanded the disclosure in response to the Staff’s comment in the third paragraph under MD&A — Pre-tax Pre-Provision Profit of the June 30, 2010 Form 10-Q on page 33. The disclosure reads as follows:
Additionally, a portion of the compensation awarded to Citizens’ Named Executive Officers and certain other management employees for their performance in 2009 and 2010 is measured against a PTPP performance target (as defined above) as Citizens believes that PTPP is a key value driver for its business and a particularly valuable measure during challenging credit cycles. Based on 2009 full-year results, the total cash compensation award linked to PTPP was $0.1 million. Additionally during 2009, approximately 234,000 shares of restricted stock were granted which vest only if both the PTPP performance condition and the net income performance condition are met. Based on 2010 full year results, the total potential cash compensation award linked to PTPP is $0.8 million, payable in early 2011. Additionally, during 2010, approximately 757,000 shares of restricted stock were granted which has a two-year vesting period based on PTPP results. The 2010 grants are designed so that this portion of compensation does not depend on management’s performance with regard to managing loan losses, securities impairments, and other asset impairments.
Loan Portfolio, page 50
4.	Please refer to your response to comment 6 of our letter dated May 19, 2010. The purpose of our comment was not to illicit disclosure of the very specifics of your underwriting criteria for each loan product but was directed at providing more
Citizens Republic Bancorp, Inc.

transparency around what appears to be an overly general, high-level discussion of how you underwrite loans. Such a boiler plate discussion may impede the ability of investors and others to fully understand the risks in your loan portfolio. For instance, absent disclosure of whether or not adjustable rate loans are underwritten at fully indexed rates, it is more difficult to assess the potential future performance of these loans. Without disclosures of loan to value ratios, it is not clear how investors and others will be able to assess the underlying risks in your portfolio. Please revise future filings beginning in your June 30, 2010 Form 10-Q to provide more transparency around the criteria you use to underwrite loans. Further, as previously requested, revise your future filings to inform readers as to the magnitude of your subprime, initial teaser rate, and negative amortization loans as well as your non-conforming loans. If you believe that the balance of these loans are at present immaterial, revise to disclose that fact.
Citizens’ Response:
As requested, we have modified and expanded the proposed disclosure as inserted in our June 30, 2010 Form 10-Q under the heading MD&A — Underwriting (pages 42 and 43). The disclosure reads as follows:
Underwriting
Citizens’ Commercial Credit Policy and Underwriting Guidelines and Citizens’ Consumer Loan Credit Policy and Underwriting Guidelines (together, the “Underwriting Guidelines”) are written in a manner that is consistent with prudent banking practices and regulatory guidance applicable to each loan product. Citizens’ Underwriting Guidelines outline loan requirements and structuring parameters to determine the borrower’s financial capacity to repay under the terms of the loan and evaluate the collateral pledged to secure the loan and are designed to provide an adequate margin of safety for full collection of both principal and interest, within contractual terms. The Underwriting Guidelines provide the framework to determine that the borrower has the financial capacity to fully repay the loan, structurally mitigate credit risks and monitor the loan’s credit performance over the term of the loan. Additionally, the Underwriting Guidelines are updated periodically in response to market and economic conditions and are reviewed by the Risk Management Committee of the Board as well as Citizens’ full Board of Directors.
The commercial Underwriting Guidelines outline product- and collateral-specific acceptable loan terms and conditions, including maximum loan to value ratios for real estate collateral, advance rates for non-real estate collateral, and debt service coverage. Acceptable credit management practices require that the borrower’s financial capacity to repay the loan is analyzed based on the most recent financial information as specified by the loan’s documented structure. It is Citizens’ general practice to obtain personal guarantees and underwrite the guarantor’s capacity to support the loan no less frequently than annually, and more frequently if changes occur in the borrower’s capacity to repay or in general economic conditions that might affect the borrower. Citizens’ Underwriting Guidelines for non-owner occupied commercial real estate loans delineates maximum terms, amortizations and loan to value ratios as well as minimum equity investments and debt service coverage ratios based
Citizens Republic Bancorp, Inc.

on property type. Generally, maximum loan terms are five years, maximum amortizations are twenty five years, minimum equity requirements range from 10% to 25%, debt service coverage ratios range from 1.2 to 1.5 times and loan to value ratios range from 65% to 80%. Currently, new commercial land and land development loans are not being originated by Citizens. Citizens’ Real Estate Appraisal and Environmental Policy specifies the bank’s requirements for obtaining appraisals from licensed or certified appraisers to assess the value of the underlying collateral. New variable rate commercial loans are underwritten at fully indexed rates. Additionally, variable rate commercial loan underwriting includes stress tests of the borrower’s debt service capabilities with higher than existing interest rates and fluctuations in the underlying cash flows available for repayment.
The consumer Underwriting Guidelines outline product- and collateral-specific loan terms and conditions, including maximum debt ratios and advance rates based on the borrower’s credit score. Residential mortgage loans are evaluated based on credit scores, debt-to-income ratios and loan-to-collateral value ratios. They are predominately originated in accordance with underwriting standards set forth by the government-sponsored entities (“GSE”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) and Government National Mortgage Association (“GNMA”), who serve as the primary purchasers of loans sold in the secondary market by mortgage lenders. These underwriting standards generally require that the loans be collateralized by one-to-four family residential real estate. Automated underwriting engines deployed by a GSE are used to determine creditworthiness of the vast majority of borrowers. Maximum allowable loan-to-value (“LTV”)/combined loan-to-value (“CLTV”) on these loan products generally do not exceed 95% at origination. Citizens has not offered “no-doc/low doc” and “stated income/stated asset” loans since January 1, 2007 and does not have any of these loans in its residential mortgage portfolio. Sub-prime, initial teaser rate and negative amortization loans were originated on an exception basis prior to 2007 and have not been offered since January 1, 2007. At June 30, 2010 and December 31, 2009, the outstanding balance of these loans was $1.9 million or 0.2% and $4.0 million or 0.4% of the total residential mortgage portfolio, respectively. The interest income associated with these loans was immaterial. In June 2008, Citizens entered into a master sales agreement to sell its residential mortgage originations to its third-party servicer at a fixed rate with no recourse. Under this agreement, Citizens sells more than 90% of new mortgage origination, resulting in minimal new loans being retained in the residential mortgage portfolio. During 2010, new mortgage loans underwritten to non-GSE standards, all of which are retained in the residential mortgage loan portfolio, were immaterial. Prior to June 2008, when Citizens sold its residential mortgage originations to several secondary market participants, it made various standard representations and warranties. The specific representations and warranties made by Citizens depended on the nature of the transaction and the requirements of the buyer. In the event of a breach of the representations and warranties, Citizens may be required to
Citizens Republic Bancorp, Inc.

either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify the investor. During the first six months of 2010 and 2009, Citizens repurchased $1.7 million and $2.2 million of loans, respectively, pursuant to such provisions. Citizens estimates its exposure to losses from its obligation to repurchase previously sold loans based on the individual circumstances applicable to each loan submitted for potential repurchase by an investor, and as a result, Citizens maintains a liability included in Other Liabilities on the balance sheet for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided. Citizens recorded $1.1 million in the first six months of 2010 and 2009 in Other Expense on the Consolidated Statements of Operations related to repurchasing or indemnifying such loans.
Direct consumer loans include home equity loans, and direct installment loans to individuals used to purchase boats, recreational vehicles, automobiles, and other personal items. Underwriting guidelines for these loans are heavily influenced by statutory requirements, which include, but are not limited to maximum loan-to-value ratios, credit scoring results, ability to service overall debt, and documentation requirements. Individual borrowers may be required to provide additional collateral or a satisfactory endorsement or guaranty from another person, depending on the creditworthiness of the borrower. Home equity loans consist of fully-indexed variable rate revolving lines of credit and fixed rate loans to consumers that are secured by residential real estate. Home equity loans are generally in a junior lien position and are originated through Citizens’ branches with cumulative loan-to-value ratios less than 80% of appraised collateral value. As of June 30, 2010, Citizens’ home equity portfolio totaled $929.9 million, and had an average loan size of $37,300 with average refreshed FICO score of 751. As of June 30, 2010, other direct installment loans totaled $202.2 million and had an average loan size of $11,900 with an average refreshed FICO score of 721.
Indirect consumer loans are originated mainly within Citizens’ markets and through its centralized underwriting group that has established relationships with certain dealers which meet Citizens’ underwriting guidelines and adhere to prudent business practices. The dealers are evaluated on their creditworthiness and business practices with performance monitored on an annual basis. The dealers refer customers to the centralized underwriting group, which utilizes a credit scoring model to supplement the underwriting process, and then complete the loans utilizing Citizens’ loan documents. As of June 30, 2010, indirect consumer loans had an average loan size of $22,300 with an average refreshed FICO score of 742.
Citizens maintains an independent loan review department that reviews the quality, trends, collectibility and collateral margins within the loan portfolio. The Loan Review and Audit Departments each perform periodic independent reviews of all loan portfolios to validate the credit risk profile for adherence to the Underwriting Guidelines by sampling loans using criteria such as loan size, delinquency status, loan officer coverage and
Citizens Republic Bancorp, Inc.

other factors. This process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel. Results of these reviews are presented to management and to the Risk Committee of the Board of Directors.
Nonperforming Assets, page 56
5.	Please refer to your response to comment 7 of our letter dated May 19, 2010 and ensure that you specifically disclose whether you have classified the restructured loans referenced in your response as TDR’s, whether they are classified as performing or non-performing and what your policy is for classifying them as such is.
Citizens’ Response
As requested, we have revised the proposed disclosure as inserted in our June 30, 2010 Form 10-Q under the heading MD&A — Credit Quality (page 46). The disclosure reads as follows:
Some of the nonperforming loans included in the nonperforming asset table above are considered to be impaired. A loan is considered impaired when Citizens determines that it is probable that all the contractual principal and interest due under the loan may not be collected. Citizens recognizes that the current economic environment, elevated levels of unemployment and depressed real estate values have resulted in many customers facing difficult financial situations. Distressed homeowners are identified and offered assistance. In order to avoid foreclosure, residential mortgage loans may be restructured for certain qualified borrowers who have the ability to make payments under the new terms of the loan. Citizens’ residential mortgage foreclosure abatement program includes several different options to modify contractual payments. Modified consumer and residential mortgage loans are considered troubled debt restructures (“TDRs”) when the debt restructure, for economic or legal reasons related to the borrower’s financial difficulties, results in a concession to the debtor that otherwise would not be considered by the bank. Citizens classifies TDRs as nonperforming loans unless the loan qualified for accruing status at the time of the restructure, or the loan has performed according to the new contractual terms for at least 12 months. To qualify for accruing status at the time of the restructure, the original loan must have been less than 90 days past due at the time of the restructure and the modification must not have resulted in an impairment. At June 30, 2010, Citizens had $11.8 million of TDRs, 57.8% of which involved both reduced interest rate and term extensions, 4.8% reduced the interest rate and 37.4% receive term extensions only. Of the total TDRs, $7.4 million are considered impaired and carry a specific allocated reserve and $4.4 million do not carry a specific allocated reserve. See Note 4 to the unaudited Consolidated Financial Statements in this report for information on impaired loans.
Allowance for Loan Losses, page 56
6.	Please refer to your response to comment 8 of our letter dated May 19, 2010. Our comment was not intended to illicit quantified information regarding management’s
Citizens Republic Bancorp, Inc.

expectations regarding expected charge-offs in 2010; however, it was intended to illicit a qualitative discussion of those expectations based on the relationship of the ratios noted in that comment. We note your proposed revisions seem to focus on the ratio of the allowance for loan losses to the total loan portfolio which, while potentially meaningful on a portfolio basis, does not consider the fact that future charge-offs are more closely tied to the total amount of non-performing loans. Please revise to provide a more detailed discussion of the trends depicted by the ratio of the allowance for loan loss as a percentage of non-performing loans and the specific factors contributing to the changes in that ratio between periods.
Citizens’ Response
As requested, we have provided a more detailed discussion of the trends depicted by the ratio of the allowance for loan losses as disclosed in our June 30, 2010 Form 10-Q under MD&A — Credit Quality (pages 47 and 48) and have included in the Allocation of the Allowance for Loan Losses table on page 48 the percentages of nonperforming loans represented by the various allowance amounts. The narrative discussion is set forth below. Please note that the discussion varies from our prior response in that it reflects the current financial statements (2009 and 2010) rather than a discussion comparing 2009 with 2008 (as would be the case in the 2009 Form 10-K).
Total Allowance for Loan Losses. The decrease was primarily the result of stabilizing credit metrics associated with continued declines in delinquent loans and commercial watchlist loans, as well as the reduction in nonperforming residential mortgage loans due to the aforementioned transfer to loans held for sale during the first quarter of 2010. Partially offsetting these items was an increase in the loss migration rates as a result of increased charge-off experience since June 30, 2009 and an increase in the allowance allocated to specific loans due to continued declines in the fair value of the underlying collateral.
The allowance as a percentage of portfolio loans at June 30, 2010 increased primarily as a result of declines in the size of the loan portfolio. As displayed in the table below, the increases in the allowance for loan losses as a percentage of nonperforming loans ratio at June 30, 2010 were primarily due to an increase in the allowance allocated to specific loans, as well as a decline in the level of nonperforming loans.
Based on current conditions and expectations, Citizens believes that the allowance for loan losses is adequate to address the estimated loan losses inherent in the existing loan portfolio at June 30, 2010. After determining what Citizens believes is an adequate allowance for loan losses based on the risk in the portfolio, the provision for loan losses is calculated as a result of the net effect of the quarterly change in the allowance for loan losses and the quarterly net charge-offs. The decrease in the provision for loan losses from the second quarter of 2009 was primarily due to the stabilizing trend in credit metrics at June 30, 2010.
* * * * *
Specific Allocated Allowance. The specific allocated allowance is determined based on probable losses on specific commercial and
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industrial or commercial real estate loans as well as impairment on restructured residential mortgage loans (TDRs). The allowance allocated to nonperforming commercial loans is typically based on the underlying collateral’s appraised value, updated at least annually, less management’s estimates of cost to sell. The allowance allocated to nonperforming residential mortgage loans is typically based on the underlying collateral’s value obtained through appraisals or broker’s price opinions, updated at least semi-annually, less management’s estimates of cost to sell. Appraisals and broker’s price opinions are obtained more frequently if changes in the property or market conditions warrant. Deterioration in individual asset values evidenced by these appraisals is then reflected in the specific allocated allowance. The increase in the specific allocated allowance, both in amount and as a percentage of nonperforming loans over December 31, 2009 was primarily the result of an increase in impaired loans with a specific allowance as Citizens continues to proactively identify and reserve for commercial credits with material collateral shortfalls, combined with a continued decline in the fair value of the underlying collateral based on updated appraisals.
Risk Allocated Allowance. The risk allocated allowance is comprised of several loan pool valuation allowances determined based on Citizens’ quantitative loan loss experience for similar loans with similar risk characteristics, including additional qualitative risks such as changes in asset quality; the experience, ability and effectiveness of Citizens’ lending management; the composition and concentrations of credit, changes in loss severity based on loan type, as well as other factors based upon the best judgment of management. While the risk allocated allowance recorded at June 30, 2010 decreased from December 31, 2009, the risk allocated allowance as a percentage of the underlying nonperforming loans increased dramatically over the same period. The variances were primarily the result of the aforementioned nonperforming residential mortgage loan sale in the second quarter of 2010 as well as the result of stabilizing credit metrics, partially offset by an increase in loss migration rates due to increased charge-off experience since June 30, 2009.
General Valuation Allowances. The general valuation allowances are based on existing regional and local economic factors, a macroeconomic adjustment factor used to calibrate for the current economic cycle the Corporation is experiencing, and other judgmental factors supported by qualitative documentation such as the inherent imprecision of the loan loss projection models. These factors could have a potentially negative impact on credit quality and result in future additional losses. These factors, coupled with an increase in other credits that are current in terms of principal and interest payments, but which may deteriorate in quality if economic conditions change, indicate that additional undetected losses exist in the loan portfolios. Based on these factors and recognizing the inherent imprecision of any loan loss allocation models, management believes that the general valuation reserve allowances at June 30, 2010 appropriately reflect probable inherent but undetected losses in the portfolio.
Citizens Republic Bancorp, Inc.

Allowance for Loan Losses, page 56
7.	Your response to comment 10 of our letter dated May 19, 2010 indicates that you will disclose that troubled debt restructures are evaluated for impairment under specific allocated reserve guidance. As such, it would appear that the modifications would be considered as part of the quantified determination of the allowance on these specific loans. While we believe this is helpful disclosure, it does not fully address the point of your disclosure that loan modifications are considered as one of the qualitative factors considered by management in computing your allowance for loan losses. Revise your future filings to clarify whether your previous disclosure was meant to indicate that you considered loan modifications as a qualitative factor when computing your general reserve. If so, more clearly disclose how you considered the impact of loan modifications on asset quality and your general allowance.
Citizens’ Response
Troubled debt restructures (“TDRs”) are evaluated for impairment under the specific allocated allowance and the language in the corresponding paragraph on page 48 of the Form 10-Q has been revised accordingly. The impact of TDRs, along with other loan modification programs, is incorporated into the qualitative aspects of the risk allocated allowance to the extent that they are eventually charged-off. At such time, like other charged-off loans, they affect the loss migration rates used to quantify the risk allocated allowance. In light of the existing disclosure regarding the risk allocated allowance in the 10-K and on pages 47 to 48 of the Form 10-Q, we do not believe there are any further material facts to disclose in response to this comment.
Goodwill, page 60.
8.	Please address the following related to your response to comment 12 of our letter dated May 19, 2010.
•	Please tell us how the cash flows used in determining the fair value of the regional banking segment compared to the historical cash flows of that segment.
Citizens’ Response
When determining the fair value of the regional banking reporting unit in Step 1 of our goodwill impairment tests, we estimate cash flows over a ten year period. For the goodwill impairment test we conducted in the second quarter of 2009, the main assumptions and how they compared to historical rates are as follows:
•	Loan balance growth rate — For 2009 through 2011, average loan balances were projected to drop a total of approximately *%. Loan balances, which approximate one half of the assets of the reporting unit, had decreased approximately 3% throughout 2008, and approximately 5% during the first quarter of 2009. We believed that loans would continue to decrease at a rate of *% throughout 2009, but that the rate of decline would slow beginning in 2010, so that the average decline for the entire period would approximate *%. We anticipated that the economy would recover in 2011, which would result in loan growth beginning in 2012. We projected loan balances to grow at approximately *% annually from January 2012 through the remainder of the forecasted period, based on historical growth rates experienced from 2003-2005.
Citizens Republic Bancorp, Inc.

•	Deposit balance growth rate — For 2009 through 2011, the deposits were projected to * and then grow at an annual rate of *% thereafter. While deposit levels had increased approximately 3% in the regional banking reporting unit throughout 2008 as well as during the first quarter of 2009, we believed this growth would slow throughout 2011. Anticipating the economy to recover in late 2011, we projected a growth rate of *% beginning in January 2012, based on historical growth rates experienced in 2003-2005.

•	Average yield — Loans — Yields on loans were projected at *% in 2009, and then gradually dropped to *% over the planning period. The yields on loans in the reporting unit approximated 5.23% for the month of May 2009.

•	Average yield — Deposits — Yields on deposits were projected at *% in the testing period. The yields on deposits approximated 1.71% for the month of May 2009.
For the annual goodwill impairment test that we conducted in the fourth quarter of 2009, the main assumptions and how they compared to historical rates are as follows:
•	Loan balance growth rate — For 2009 through 2011, average loan balances were projected to drop a total of approximately *%. This was a change from the previous projection of *% as actual loan balances declined approximately 11% during the first nine months of 2009. While we continued to believe the economy would recover during 2011, we determined this recovery would be slower than previously anticipated. Therefore, we decreased projected loan balances to a growth rate of approximately *% annually from January 2012 through the remainder of the forecasted period.

•	Deposit balance growth rate — For 2009 through 2011, the deposits were projected to decrease approximately *% and then grow at an annual rate of *% thereafter. While deposits levels had increased approximately 5% in the regional banking unit during the first nine months of 2009, we began to experience a decline in these levels during the testing period. Combined with the slower economic recovery, the decline in loan balances and their relationship to deposits, we anticipated a decrease in deposit levels throughout 2011 of approximately *%. As a result of these factors, we also reduced the projected growth rate of deposits from January 2012 through the remainder of the forecasted period to *%.

•	Average yield — Loans — Yields on loans were projected at *% in 2009, and then gradually increased to *% over the planning period. The yields on loans in the reporting unit approximated 5.31% for the month of September 2009.

•	Average yield — Deposits — Yields on deposits were projected at *% in the testing period. The yields on deposits approximated 1.43% for the month of September 2009.

•	Please tell us and disclose in future filings the impact of increasing the discount rate by 1% for each testing date during 2009 both in terms of amount and on your impairment methodology.
Citizens Republic Bancorp, Inc.

Citizens’ Response
In our 2009 Annual Report on Form 10-K (page 38), we disclosed in percentages the impact to the fair value of the reporting unit by increasing the discount rate by 1% for the annual impairment test. We will revise our disclosure in the interim periods where goodwill testing is performed as well as in our future Form 10-K filings as follows:
In estimating the fair value of the reporting units in the annual review, a 13% discount rate was used based on a capital asset pricing model. Simulations were performed to evaluate the impact of discount rate changes on the fair value of the reporting unit. If the discount rate was to increase by 100 or 200 basis points the fair value would be expected to decrease by 13% ($46 million) and 23% ($84 million), respectively. Simulations for 100 and 200 basis point decrease in the discount rate were not performed as the results would increase the implied value of goodwill. The decrease in the fair values stated above would not have resulted in any impairment charge in the fourth quarter of 2009.

In estimating the fair value of the reporting units in the interim review performed in the second quarter of 2009, a 13% discount rate was used based on a capital asset pricing model. Simulations were performed to evaluate the impact of discount rate changes on the fair value of the reporting unit. If the discount rate was to increase by 100 or 200 basis points the fair value would be expected to decrease by 17% ($43 million) and 30% ($77 million), respectively. This would have resulted in a further impairment charge equal to the decrease in the fair values stated above. Simulations for 100 and 200 basis point decrease in the discount rate were not performed as the results would increase the implied value of goodwill.

The impact of increasing the discount rate has no effect on our impairment methodology.

•	Tell us the amount of the fair value adjustment to the loan portfolio, and explain how it compares to your SFAS 157 disclosures.
Citizens’ Response
The same methodology was used to estimate the fair value of loans for both our goodwill analysis and our SFAS 157 disclosures, as filed in our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K. In our step 2 testing of regional banking, the fair value of loans was adjusted down by $549.9 million, or 11.8% of the balance, at our May 31, 2009 interim test date. In our Quarterly Report on Form 10-Q for June 30, 2009, we disclosed that the fair value of loans for the entire corporation (which included loans from all three lines of business: regional banking, specialty commercial and other) was $7.3 billion, or 10.6% less than the carrying amount. In our Quarterly Report on Form 10-Q for September 30, 2009, we disclosed that the fair value of loans for the entire corporation was $7.1 billion, or 10.4% lower than carrying value. During our annual test, which was performed as of October 1st, the fair value of loans was adjusted down $522.2 million or 11.6% of the carrying value. As the methodologies used to estimate the fair value of loans were consistent between the annual goodwill analysis and the interim reports, the differences in the fair value percentages were driven by the mix of loans in the regional banking reporting unit, compared to the other reporting units.
Citizens Republic Bancorp, Inc.

Executive Compensation, page 119
Long-Term Equity-Based Compensation, page 28 of Definitive Proxy Statement on Schedule 14A
9.	You disclose that the restricted shares granted to named executive officers will vest if certain performance measures are met, including the improvement of pre-tax pre-provision core operating earnings. Please discuss how the use of this metric is consistent with the objective of aligning the financial interest of your executive officers with the long-term interests of your shareholders. Refer to Item 402(b)(1)(vi) of Regulation S-K.
Citizens’ Response
The compensation committee determined that the use of long-term incentive awards, a portion of which include grants of restricted shares to Named Executive Officers, further aligns our executives’ financial interests with our shareholders’ interests by linking a portion of executive compensation directly to stock price growth or decline. Vesting of the restricted shares is based on certain performance measures, including, but not limited to, improvement in pre-tax, pre-provision core operating earnings (now re-named to pre-tax pre-provision profit (“PTPP”)). The use of pre-tax pre-provision core operating earnings/PTPP as a metric focuses the attention of our Named Executive Officers on improving Citizens’ PTPP, which the committee believes is a key value driver for its business, as it represents Citizens’ ability to generate capital to cover credit losses and other credit related or impairment charges through the peak of a credit cycle. This underlying ability to generate capital directly impacts Citizens’ long-term value and viability. Improving PTPP increases Citizens’ long term value and thus aligns management’s incentives with the creation of shareholder value. Citizens will include disclosure to that effect in the Compensation Discussion and Analysis section of future proxy statements.
Exhibits and Financial Statement Schedules, page 121
10.	We note your response to comment 15 in our letter dated May 19, 2010 and we are unable to agree with your analysis. Please file Exhibit 10.45 in its entirety with your next periodic report.
Citizens’ Response
As requested, Exhibit 10.45 has been filed in its entirety with our June 30, 2010 Form 10-Q.
As requested by the Staff, we acknowledge that:
•	Citizens is responsible for the adequacy and accuracy of the disclosure in the filing;
Citizens Republic Bancorp, Inc.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Citizens may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me (810-766-6941) or Joseph Czopek (810-342-7080) if you have any questions or wish to discuss our responses to the Staff’s comment letter.
Very truly yours,
Lisa T. McNeely
Executive Vice President and Chief Financial Officer

cc:	Mr. Paul Cline
Mr. Kevin Vaughn
Mr. Justin Dobbie
Citizens Republic Bancorp, Inc.